UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 001-34943

RDA MICROELECTRONICS, INC.

6/F, Building 4, 690 Bibo Road

Pudong District, Shanghai 201203, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RDA MICROELECTRONICS, INC.

By:	/s/ Lily Dong
Name:	Lily Dong
Title:	Chief Financial Officer

Date: February 9, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release

Exhibit 99.1

RDA Microelectronics Announces Fourth Quarter and Full Year 2011 Financial Results

Fourth Quarter Revenue Grew 43.3% and Full Year Revenue Grew 51.1% Year-Over-Year;

Fourth Quarter Gross Margin Expanded to 35.3%, Operating Margin to 20.0%

SHANGHAI, China, February 9, 2012 — RDA Microelectronics (NASDAQ: RDA) (“RDA Microelectronics” or the “Company”), a fabless semiconductor company that designs, develops and markets Radio Frequency (RF) and mixed-signal semiconductors for cellular, connectivity and broadcast applications, today announced its financial results for the fourth quarter and full year ended December 31, 2011.

Fiscal Year 2011 Financial Highlights (in US dollars):

•	Total revenue increased by 51.1% to a record $288.9 million in 2011 compared to $191.2 million in the previous year.

•	Gross margin was 34.5% compared to 29.8% in 2010.

•	Cash generated from operations was $63.0 million, compared to $6.8 million in the previous year.

•	Net income was $51.6 million, or $1.11 per diluted American Depository Share (ADS), compared to $19.1 million, or $0.33 per diluted ADS in the previous year.

Fourth Quarter Financial Highlights (in US dollars):

•

Revenue was $82.4 million, exceeding the Company’s guidance of $80 million to $82 million, and represented a decrease of 1.9% from the $83.9 million in the third quarter of 2011 and an increase of 43.3% from the $57.5 million in the fourth quarter 2010.

•	Gross margin was 35.3%, which was at the high end of the Company’s guidance of 35.0% to 35.3%, compared to 34.9% in the previous quarter and 32.4% in the fourth quarter of 2010.

•	Operating margin was 20.0%, expanded from 18.8% in the previous quarter and 4.2% in the fourth quarter of 2010.

•

Net income was $16.6 million, or $0.37 per diluted ADS, compared to $15.7 million, or $0.34 per diluted ADS in the previous quarter, and $2.5 million, or $0.05 per diluted ADS, in the fourth quarter of 2010.

Fourth Quarter Business Highlights:

•	Sampled Wi-Fi, Bluetooth and FM three-in-one combo chip (RDA5990) to support 3G/4G smartphone growth.

•	Sampled WCDMA four transmit mode Power Amplifier (RDA6816).

•	Introduced CMMB Mobile TV Chip for TD-SCDMA (RDA5891) to further expand the Company’s addressable silicon content in TD handsets.

•	Signed $16 million digital TV IP license with Trident Microsystems to enable the Company’s future entry into digital TV and display markets.

Commenting on the results, Vincent Tai, chairman and CEO of RDA Microelectronics, said, “I am very pleased to report record results for 2011, in which we grew revenue by over 50 percent and generated exceptional profitability and cash flow despite the challenging global economic conditions. During the year, we became the leading market share provider for both Bluetooth and Front End Module/Power Amplifier products for the Chinese handset manufacturer market, complementing our number one position in FM and DVB-S Tuner products. In the fourth quarter, our Power Amplifiers reached record shipments as a result of continued market share gains for our IPD Front End Module. In addition to these achievements, we also expanded our operating margin to 20% in the fourth quarter due to our efficient operating model and cost structure, which allows us to be highly competitive in the marketplace.

“To further expand our penetration of the 3G/4G smartphone market, we also introduced several new products that will increase our addressable silicon content in handsets. These products include a highly integrated Wi-Fi combo chip, a WCDMA four transmit mode power amplifier, and a CMMB Mobile TV Chip for TD-SCDMA. We believe there are growing opportunities for low-end smartphones, specifically in China, as this market segment is expected to ramp quickly in the coming year to meet the demand for additional feature sets as the 3G market evolves.”

Fourth Quarter Operating Summary:

•

Revenue was $82.4 million, compared to $83.9 million in the previous quarter and $57.5 million in the fourth quarter of 2010. The year-over-year growth was primarily driven by growth in IPD Front End Modules and TD-SCDMA transceivers.

•

Gross margin was 35.3%, compared to 34.9% in the previous quarter and 32.4% in the fourth quarter of 2010. The improvement in gross margin was primarily driven by cost reductions from process technology migration and increased shipments of higher margin products.

•	R&D expenses were $8.7 million, compared to $9.6 million in the previous quarter and $11.2 million in the fourth quarter of 2010. The sequential decrease was mainly due to lower mask and IP expenses.

•	SG&A expenses were $3.9 million, flat with the previous quarter and a decrease from the $5.0 million in the fourth quarter of 2010.

•	Net income increased to $16.6 million from $15.7 million in the previous quarter and $2.5 million in the fourth quarter of 2010.

Balance Sheet and Cash Flow Summary as of December 31, 2011:

•

Cash, cash equivalents and short-term investments were $142.2 million, a decrease of $12.8 million from $155.0 million as of September 30, 2011. Cash disbursement items during the quarter included $12.8 million to buy back 1.5 million ADS shares under the stock repurchase program and a pre-payment of $7.5 million to Trident under the TV IP purchase agreement. The share repurchase included a block transaction of 1.3 million ADR shares for $10.8 million committed at the end of the third quarter, but settled in the fourth quarter.

•

Accounts receivable was $43.4 million, compared to $37.9 million as of September 30, 2011. The sequential increase was largely due to increased wafer purchases on behalf of RDA’s baseband partner whose shipment volumes ramped rapidly in the quarter due to market share gains. The Company provided procurement services and charged a small service fee based on the procurement volume.

•

Inventory was $36.1 million, a decrease of $1.2 million from $37.3 million as of September 30, 2011. The sequential decrease was primarily due to strong product sell-through and the continued depletion of 110 nanometer Bluetooth products.

•	Accounts payable was $32.5 million, compared to $31.9 million as of September 30, 2011.

First Quarter 2012 Business Outlook:

For the first quarter of 2012, the Company expects revenue to be in the range of $69 million to $71 million, an increase of 25% to 29% year-over-year or down 14% to 16% sequentially, reflecting typical seasonal patterns including the shortened sales period due to the Chinese New Year. The Company expects gross margins to be in the range of 35.6% to 35.9% as it benefits from continued cost reductions through design enhancement and further growth of higher gross margin products.

Conference Call:

RDA Microelectronics will host a conference call and live webcast for analysts and investors at 8:00 a.m. EST on February 9, 2012 (9p.m.in China).

•	For parties in the United States and Canada, please call 1-877-941-9205, conference code 4507306

•	For parties in Hong Kong, please call 852-3009-5027, conference code 4507306

•	Other International parties please call 1-480-629-9722 conference code 4507306

RDA Microelectronics will provide a live webcast of the conference call that will be accessible from the “Investors” section of the Company’s website at www.rdamicro.com. The webcast will be archived on the website for a period of 30 days. An audio replay of the conference call will also be available two hours after the call and will be available for ten days. To hear the replay, parties in the United States and Canada should call 1-800-406-7325 and enter pass code 4507306. International parties should call 1-303-590-3030 and enter pass code 4507306. The press release with the financial results will be accessible from the Company’s website before the conference call begins.

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets radio-frequency and mixed-signal semiconductors. The Company’s product portfolio currently includes power amplifiers, transceivers and front-end modules, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include the Company’s anticipated growth strategies; its future results of operations and financial condition; economic conditions in China; the regulatory environment in China; the Company’s ability to attract customers and leverage its brand; trends and competition in the semiconductor industry; migration to new technology; the entry into new TV and display market and other factors and risks detailed in the Company’s filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable but whose accuracy or completeness the Company cannot guarantee. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, which are defined as non-GAAP financial measures by the SEC. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see below and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

The Company believes that adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, viewed in conjunction with the GAAP financial measures, provide meaningful supplemental information regarding the Company’s performance and that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s historical performance and when planning and forecasting the Company’s performance in future periods. The Company believes that excluding share-based compensation expenses helps both management and investors to get a better understanding of its ongoing business. Adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense do not include share-based compensation expenses that impact the Company’s operating expenses and net income for the period. In addition, the Company’s adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense may not be comparable to measures with the same or similar titles utilized by other companies, since other companies may not calculate such measures in the same manner as the Company does. The Company compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP financial measures. Reconciliations of GAAP and non-GAAP results are included at the end of this press release.

Contacts:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.

+86-21-5027-1108

ir@rdamicro.com

or

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com

RDA MICROELECTRONICS, INC.

Consolidated Balance Sheet Information

	Dec 31, 2010 (unaudited)	Sept 30, 2011 (unaudited)	Dec 31, 2011 (unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
ASSETS
Current assets
Cash and cash equivalents	98,920	120,038	66,178
Short-term investments-time deposit	7,142	35,000	76,009
Accounts receivable	22,715	37,873	43,415
Inventories	35,494	37,278	36,095
Prepaid expenses and other current assets	1,580	3,321	7,122
Deferred tax assets	5	1	14

Total current assets	165,856	233,511	228,833

Non-current assets
Property, plant and equipment, Net	2,201	3,548	5,451
Other long-term assets	62	303	8,050
Investment	—	—	48
Deferred tax assets	127	11	—

Total assets	168,246	237,373	242,382

LIABILITIES
Current liabilities
Accounts payable	20,524	31,906	32,543
Accrued expenses and other current liabilities	12,934	23,929	28,253
Deferred revenue	6,722	14,806	10,651

Total current liabilities	40,180	70,641	71,447

Total liabilities	40,180	70,641	71,447

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Ordinary shares	2,615	2,635	2,639
Additional paid-in capital	113,360	116,582	117,478
Recourse loans	—	—	(509)
Accumulated other comprehensive income	695	1,051	1,136
Treasury stock	—	—	(12,835)
Retained earnings	11,396	46,464	63,026

Total shareholders’ equity	128,066	166,732	170,935

Total liabilities and shareholders’ equity	168,246	237,373	242,382

RDA MICROELECTRONICS, INC.

Consolidated Statement of Operations Information

	Quarter Ended
	Dec 31, 2010	Sept 30, 2011	Dec 31, 2011
	(unaudited)	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
Revenue	57,478	83,932	82,355
Cost of revenue	(38,849)	(54,632)	(53,258)

Gross profit	18,629	29,300	29,097

Operating expenses:
Research and development	(11,225)	(9,556)	(8,713)
Selling, general and administrative	(5,004)	(3,929)	(3,897)

Total operating expenses	(16,229)	(13,485)	(12,610)

Operating income	2,400	15,815	16,487
Other income:
Interest income	75	626	718
Other income, net	295	834	486

Income before income taxes	2,770	17,275	17,691
Income tax expense	(262)	(1,561)	(1,129)

Net income	2,508	15,714	16,562

Earnings per ordinary share
- Basic	0.01	0.06	0.06
- Diluted	0.01	0.06	0.06

Earnings per ADS
- Basic	0.05	0.36	0.39
- Diluted	0.05	0.34	0.37

Weighted average ordinary shares outstanding
- Basic	171,018,736	264,607,693	256,687,892
- Diluted	187,700,084	280,106,313	271,996,406

Share-based compensation was allocated in operating expenses as follows:
Research and development	4,561	499	408

Selling, general and administrative	3,140	576	432

RDA MICROELECTRONICS, INC.

Consolidated Statement of Operations Information

	Year Ended
	Dec 31, 2010	Dec 31, 2011
	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
Revenue	191,163	288,862
Cost of revenue	(134,258)	(189,116)

Gross profit	56,905	99,746

Operating expenses:
Research and development	(25,815)	(32,756)
Selling, general and administrative	(9,939)	(14,074)

Total operating expenses	(35,754)	(46,830)

Operating income	21,151	52,916
Other income:
Interest income	209	1,925
Other income, net	280	1,460

Income before income taxes	21,640	56,301
Income tax expense	(2,508)	(4,671)

Net income	19,132	51,630

Earnings per ordinary share
- Basic	0.06	0.20
- Diluted	0.05	0.19

Earnings per ADS
- Basic	0.39	1.18
- Diluted	0.33	1.11

Weighted average ordinary shares outstanding
- Basic	82,221,102	262,542,760
- Diluted	97,358,770	278,805,558

Share-based compensation was allocated in operating expenses as follows:
Research and development	4,990	2,053
Selling, general and administrative	3,385	1,828

RDA MICROELECTRONICS, INC.

Reconciliation of GAAP and Non-GAAP Results

(amounts in thousands of USD, except number of shares and per share data)

	Quarter Ended Dec 31, 2011
			(unaudited)
		% of	Share-based	% of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Net Revenue	Results	Net Revenue
Research and development	8,713	10%	408	0%	8,305	10%
Selling, general and administrative	3,897	5%	432	1%	3,465	4%

Total operating expenses	12,610	15%	840	1%	11,770	14%

Operating income	16,487	20%	840	1%	17,327	21%
Net income	16,562	20%	840	1%	17,402	21%

Diluted earnings per ordinary share	0.06		0.00		0.06
Diluted earnings per ADS	0.37		0.02		0.39

Weighted average ordinary shares outstanding-Diluted**	271,996,406		271,996,406		271,996,406

	Quarter Ended Sept 30, 2011
			(unaudited)
		% of	Share-based	% of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Net Revenue	Results	Net Revenue
Research and development	9,556	11%	499	1%	9,057	10%
Selling, general and administrative	3,929	5%	576	0%	3,353	5%

Total operating expenses	13,485	16%	1,075	1%	12,410	15%

Operating income	15,815	19%	1,075	1%	16,890	20%
Net income	15,714	19%	1,075	1%	16,789	20%

Diluted earnings per ordinary share	0.06		0.00		0.06
Diluted earnings per ADS	0.34		0.02		0.36

Weighted average ordinary shares outstanding-Diluted**	280,106,313		280,106,313		280,106,313

	Quarter Ended Dec 31, 2010
			(unaudited)
		% of	Share-based	% of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Net Revenue	Results	Net Revenue
Research and development	11,225	19%	4,561	8%	6,664	11%
Selling, general and administrative	5,004	9%	3,140	5%	1,864	4%

Total operating expenses	16,229	28%	7,701	13%	8,528	15%

Operating income	2,400	4%	7,701	13%	10,101	17%
Net income	2,508	4%	7,701	13%	10,209	17%

Diluted earnings per ordinary share	0.01		0.03		0.04
Diluted earnings per ADS	0.06		0.18		0.24

Weighted average ordinary shares outstanding-Diluted**	256,234,711		256,234,711		256,234,711

RDA MICROELECTRONICS, INC.
Reconciliation of GAAP and Non-GAAP Results
(amounts in thousands of USD, except number of shares and per share data)

	Year Ended Dec 31, 2011
			(unaudited)
		% of	Share-based	% of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Net Revenue	Results	Net Revenue
Research and development	32,756	11%	2,053	1%	30,703	10%
Selling, general and administrative	14,074	5%	1,828	0%	12,246	5%

Total operating expenses	46,830	16%	3,881	1%	42,949	15%

Operating income	52,916	18%	3,881	1%	56,797	19%
Net income	51,630	18%	3,881	1%	55,511	19%

Diluted earnings per ordinary share	0.19		0.01		0.20
Diluted earnings per ADS	1.11		0.08		1.19

Weighted average ordinary shares outstanding-Diluted**	278,805,558		278,805,558		278,805,558

	Year Ended Dec 31, 2010
			(unaudited)
		% of	Share-based	% of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Net Revenue	Results	Net Revenue
Research and development	25,815	14%	4,990	3%	20,825	11%
Selling, general and administrative	9,939	5%	3,385	1%	6,554	4%

Total operating expenses	35,754	19%	8,375	4%	27,379	15%

Operating income	21,151	11%	8,375	4%	29,526	15%
Net income	19,132	10%	8,375	4%	27,507	14%

Diluted earnings per ordinary share	0.08		0.04		0.12
Diluted earnings per ADS	0.49		0.22		0.71

Weighted average ordinary shares outstanding-Diluted**	232,219,685		232,219,685		232,219,685

**	Net income attributable to RDA per ordinary share and per ADS - diluted are computed by dividing net income attributable to RDA by weighted average number of common shares outstanding for the period plus (1) shares issuable upon the exercise of outstanding share options and (2) the number of common shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share upon closing of the initial public offering as if the conversion or exercise had occurred at the beginning of the period.